SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 1, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Proceeds	2
Parent Company’s Financial Statements
Statement of Financial Position – Assets	3
Statement of Financial Position – Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/1/2015 to 3/31/2015	10
1/1/2014 to 3/31/2014	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Financial Statements	20
Comments on the Company’s Projections	76
Other Information Deemed as Relevant by the Company	77
Reports and Statements
Unqualified Report on Special Review	79

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	3/31/2015
Paid-in Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Company Information / Cash Proceeds

Event	Approval	Proceeds	Date of Payment	Type of Share	Class of Share	Earnings per share
						(Reais / Share)
Board of Directors’	3/26/2015	Interest on Shareholders’ Equity		Common		0.36913
Meeting

PAGE: 2 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Financial Position - Assets (R$ thousand)

Code	Description	Current Quarter 3/31/2015	Previous Year 12/31/2014
1	Total Assets	31,612,765	30,355,440
1.01	Current Assets	3,370,252	3,215,445
1.01.01	Cash and Cash Equivalents	1,737,971	1,722,991
1.01.03	Accounts Receivable	1,260,230	1,156,785
1.01.03.01	Trade Accounts Receivable	1,056,002	1,034,820
1.01.03.02	Other Accounts Receivable	204,228	121,965
1.01.03.02.01	Balances with Related Parties	204,228	121,965
1.01.04	Inventories	59,877	66,487
1.01.06	Recoverable Taxes	174,572	148,768
1.01.06.01	Current Recoverable Taxes	174,572	148,768
1.01.08	Other Current Assets	137,602	120,414
1.01.08.03	Other	137,602	120,414
1.01.08.03.01	Restricted Cash	21,881	19,750
1.01.08.03.20	Other Accounts Receivable	115,721	100,664
1.02	Noncurrent Assets	28,242,513	27,139,995
1.02.01	Long-Term Assets	1,547,471	780,362
1.02.01.03	Accounts Receivable	171,172	189,458
1.02.01.03.01	Trade Accounts Receivable	171,172	189,458
1.02.01.06	Deferred Taxes	377,154	209,478
1.02.01.06.01	Deferred Income Tax and Social Contribution	377,154	209,478
1.02.01.08	Receivables from Related Parties	700,197	102,018
1.02.01.08.03	Receivables from Controlling Shareholders	700,197	102,018
1.02.01.09	Other Noncurrent Assets	298,948	279,408
1.02.01.09.04	Escrow Deposits	84,657	69,488
1.02.01.09.05	ANA – National Water Agency	125,103	122,634
1.02.01.09.20	Other Accounts Receivable	89,188	87,286
1.02.02	Investments	76,132	75,262
1.02.02.01	Shareholdings	22,093	21,223
1.02.02.01.04	Other Shareholdings	22,093	21,223
1.02.02.02	Investment Properties	54,039	54,039
1.02.03	Property, Plant and Equipment	309,721	304,845
1.02.04	Intangible Assets	26,309,189	25,979,526
1.02.04.01	Intangible Assets	26,309,189	25,979,526
1.02.04.01.01	Concession Contracts	8,717,723	8,650,531
1.02.04.01.02	Program Contracts	6,168,586	6,082,062
1.02.04.01.03	Service Contracts	11,146,863	10,986,386
1.02.04.01.04	Software License	276,017	260,547

PAGE: 3 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements/Statement of Financial Position – Liabilities (R$ thousands)

Code	Description	Current Quarter 3/31/2015	Previous Year 12/31/2014
2	Total Liabilities	31,612,765	30,355,440
2.01	Current Liabilities	3,560,588	3,480,576
2.01.01	Labor and Pension Plan Liabilities	370,597	387,971
2.01.01.01	Pension Plan Liabilities	19,497	38,427
2.01.01.02	Labor Liabilities	351,100	349,544
2.01.02	Trade Accounts Payable	238,468	323,513
2.01.02.01	Domestic Suppliers	238,468	323,513
2.01.03	Tax Liabilities	61,038	74,138
2.01.03.01	Federal Tax Liabilities	53,466	64,209
2.01.03.01.02	PIS-PASEP and COFINS (taxes on revenue) Payable	7,569	0
2.01.03.01.03	INSS (social security contribution) Payable	32,891	33,324
2.01.03.01.20	Other Federal Taxes	13,006	30,885
2.01.03.02	State Taxes Liabilities	0	48
2.01.03.03	Municipal Taxes Liabilities	7,572	9,881
2.01.04	Loans and Financing	1,378,233	1,207,126
2.01.04.01	Loans and Financing	513,208	484,064
2.01.04.01.01	In Domestic Currency	202,810	245,384
2.01.04.01.02	In Foreign Currency	310,398	238,680
2.01.04.02	Debentures	855,425	714,065
2.01.04.03	Financing through finance lease	9,600	8,997
2.01.05	Other Liabilities	910,326	862,736
2.01.05.01	Payables to Related Parties	1,288	1,569
2.01.05.01.03	Payables to Controlling Shareholders	1,288	1,569
2.01.05.02	Other	909,038	861,167
2.01.05.02.01	Dividends and Interest on Equity Payable	214,523	214,523
2.01.05.02.04	Services Payable	402,830	318,973
2.01.05.02.05	Refundable Amounts	13,254	16,929
2.01.05.02.06	Program Contract Commitments	161,778	189,551
2.01.05.02.07	Private Public Partnership – PPP	38,508	38,047
2.01.05.02.09	Indemnities	10,722	10,516
2.01.05.02.20	Other Payables	67,423	72,628
2.01.06	Provisions	601,926	625,092
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	109,991	120,003
2.01.06.01.01	Tax Provisions	9,540	8,681
2.01.06.01.02	Social Security and Labor Provisions	35,356	48,340
2.01.06.01.04	Civil Provisions	65,095	62,982
2.01.06.02	Other Provisions	491,935	505,089
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	31,530	62,250
2.01.06.02.04	Provisions for Customers	397,829	382,937
2.01.06.02.05	Provisions for Suppliers	62,576	59,902
2.02	Non-Current Liabilities	14,429,596	13,570,461
2.02.01	Loans and Financing	10,468,794	9,578,641
2.02.01.01	Loans and Financing	6,817,341	5,718,135
2.02.01.01.01	In Domestic Currency	1,707,532	1,610,523
2.02.01.01.02	In Foreign Currency	5,109,809	4,107,612
2.02.01.02	Debentures	3,169,145	3,386,913

PAGE: 4 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Financial Position – Liabilities (R$ thousands)

Code	Description	Current Quarter 3/31/2015	Previous Year 12/31/2014
2.02.01.03	Financing through finance lease	482,308	473,593
2.02.02	Other Payables	3,458,986	3,396,565
2.02.02.02	Other	3,458,986	3,396,565
2.02.02.02.04	Pension Plan Liabilities	2,771,585	2,729,598
2.02.02.02.05	Program Contract Commitments	18,621	18,208
2.02.02.02.06	Private Public Partnership – PPP	352,680	330,236
2.02.02.02.07	Indemnities	12,184	8,925
2.02.02.02.08	Labor Liabilities	16,699	23,498
2.02.02.02.09	Deferred COFINS and PASEP	129,120	129,351
2.02.02.02.20	Other Payables	158,097	156,749
2.02.04	Provisions	501,816	595,255
2.02.04.01	Tax, Pension Plan, Labor and Civil Provisions	269,700	285,197
2.02.04.01.01	Tax Provisions	46,975	46,873
2.02.04.01.02	Pension Plan and Labor Provisions	178,107	184,893
2.02.04.01.04	Civil Provisions	44,618	53,431
2.02.04.02	Other Provisions	232,116	310,058
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	153,338	163,347
2.02.04.02.04	Provisions for Customers	74,319	141,237
2.02.04.02.05	Provisions for Suppliers	4,459	5,474
2.03	Equity	13,622,581	13,304,403
2.03.01	Paid-Up Capital	10,000,000	10,000,000
2.03.04	Profit Reserve	3,694,151	3,694,151
2.03.04.01	Legal Reserves	758,141	758,141
2.03.04.08	Additional Dividend Proposed	22,002	22,002
2.03.04.10	Reserve for Investments	2,914,008	2,914,008
2.03.05	Retained Earnings/Accumulated Losses	318,178	0
2.03.06	Equity Valuation Adjustments	-389,748	-389,748

PAGE: 5 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Income (R$ thousands)

Code	Description	YTD Current Year 1/1/2015 to 3/31/2015	YTD Previous Year 1/1/2014 to 3/31/2014
3.01	Revenue from Sales and/or Services	2,468,641	2,791,930
3.02	Cost of Sales and/or Services	-1,758,677	-1,678,717
3.02.01	Cost of Sales and/or Services	-1,182,301	-1,158,245
3.02.02	Construction Cost	-576,376	-520,472
3.03	Gross Profit	709,964	1,113,213
3.04	Operating Income/Expenses	426,298	-400,708
3.04.01	Selling Expenses	-184,481	-156,597
3.04.02	General and Administrative Expenses	577,608	-200,674
3.04.04	Other Operating Income	29,283	16,507
3.04.04.01	Other Operating Income	34,086	17,814
3.04.04.02	COFINS and PASEP	-4,803	-1,307
3.04.05	Other Operating Expenses	2,774	-59,576
3.04.05.01	Loss on Write-off of Property, Plant and Equipment Items	8,301	-45,647
3.04.05.03	Tax Incentives	0	-865
3.04.05.04	Surplus Cost of Electricity Traded	-5,532	0
3.04.05.06	Provision for losses - Diadema and Saned	0	-13,000
3.04.05.20	Other	5	-64
3.04.06	Equity in the Earnings (Losses) of Subsidiaries	1,114	-368
3.05	Income Before Financial Result and Taxes	1,136,262	712,505
3.06	Financial Result	-985,760	27,519
3.06.01	Finance Income	104,388	96,508
3.06.01.01	Finance Income	103,829	96,852
3.06.01.02	Foreign Exchange Gains	559	-344
3.06.02	Finance Expenses	-1,090,148	-68,989
3.06.02.01	Finance Expenses	-205,623	-185,998
3.06.02.02	Foreign Exchange Losses	-884,525	117,009
3.07	Earnings Before Income Tax	150,502	740,024
3.08	Income Tax and Social Contribution	167,676	-262,438
3.08.01	Current	0	-276,717
3.08.02	Deferred	167,676	14,279
3.09	Net Result from Continued Operations	318,178	477,586
3.11	Profit/Loss for the Period	318,178	477,586
3.99	Earnings per Share - (Reais / Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common Share	0.46551	0.69873
3.99.02	Diluted Earnings per Share
3.99.02.01	Common Share	0.46551	0.69873

PAGE: 6 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousands)

Code	Description	YTD Current Year	YTD Previous Year
		1/1/2015 to 3/31/2015	1/1/2014 to 3/31/2014
4.01	Net Income for the Period	318,178	477,586
4.3	Comprehensive Income for the Period	318,178	477,586

PAGE: 7 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method (R$ thousands)
Code	Description	YTD Current Year 1/1/2015 to 3/31/2015	YTD Previous Year 1/1/2014 to 3/31/2014
6.01	Net Cash from Operating Activities	476,478	806,862
6.01.01	Cash from Operations	758,316	1,261,463
6.01.01.01	Profit Before Income Tax and Social Contribution	150,502	740,024
6.01.01.02	Provision and Inflation Adjustments on Provisions	-84,524	18,881
6.01.01.03	GESP Agreement	-696,283	0
6.01.01.04	Financial Charges from Customers	-49,035	-42,106
6.01.01.05	Residual Value of Written-off Property, Plant and Equipment and Intangible Assets	-8,301	370
6.01.01.06	Depreciation and Amortization	253,308	260,258
6.01.01.07	Interest on Loans and Financing Payable	121,043	109,137
6.01.01.08	Monetary and Foreign Exchange Change on Loans and Financing	940,559	-83,982
6.01.01.09	Interest and Monetary Change on Liabilities	6,045	5,023
6.01.01.10	Interest and Monetary Change in Assets	-14,807	0
6.01.01.11	Allowance for Doubtful Accounts	47,343	14,693
6.01.01.12	Provision for Consent Decree (TAC)	-43,148	4,732
6.01.01.13	Equity in the Earnings (Losses) of Subsidiaries	-1,114	368
6.01.01.14	Provision for Sabesprev Mais	2,044	1,877
6.01.01.15	Other Provisions/Reversals	-3,563	81,108
6.01.01.16	Transfer of Funds to São Paulo Municipal Government	68,423	89,511
6.01.01.17	Gross Margin over Intangible Assets Resulting from Concession Contracts	-12,090	-10,755
6.01.01.18	Pension Plan Liabilities	81,914	72,324
6.01.02	Other Adjustments	-70,537	-81,567
6.01.02.01	Changes in Assets and Liabilities	2,367	123,704
6.01.02.02	Trade Accounts Receivable	12,556	12,896
6.01.02.03	Inventories	6,638	4,051
6.01.02.04	Recoverable Taxes	-25,804	0
6.01.02.05	Other Accounts Receivable	-19,428	-39,623
6.01.02.06	Escrow Deposits	-648	5,119
6.01.02.08	Contractors and Suppliers	-11,648	-5,028
6.01.02.09	Payroll, Provisions and Social Contribution	25,774	47,445
6.01.02.10	Pension Plan Liabilities	-39,927	-38,929
6.01.02.11	Taxes and Contributions Payable	4,643	-61,779
6.01.02.12	Services Received	15,434	87,576
6.01.02.13	Other Liabilities	-8,182	-114,429
6.01.02.14	Provisions	-32,081	-105,075
6.01.02.15	Deferred COFINS/PASEP	-231	2,505
6.01.03	Other	-211,301	-373,034
6.01.03.01	Interest Paid	-193,558	-179,173
6.01.03.02	Income Tax and Social Contribution Paid	-17,743	-193,861
6.02	Net Cash from Investing Activities	-530,248	-604,639
6.02.01	Acquisition of Property, Plant and Equipment	-8,402	-7,471
6.02.02	Acquisition of Intangible Assets	-519,959	-510,440
6.02.03	Increase in Investments	244	-3
6.02.04	Restricted Cash	-2,131	-86,725

PAGE: 8 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Cash Flows – Indirect Method (R$ thousands)

Code	Description	YTD Current Year 1/1/2015 to 3/31/2015	YTD Previous Year 1/1/2014 to 3/31/2014
6.03	Net Cash from Financing Activities	68,750	-1,752
6.03.01	Funding – Loans	311,671	198,444
6.03.02	Amortization of Loans	-203,905	-184,930
6.03.04	Public-Private Partnership (PPP)	-5,611	-4,912
6.03.05	Program Contract Commitments	-33,405	-10,354
6.05	Increase (Decrease) in Cash and Cash Equivalents	14,980	200,471
6.05.01	Opening Cash and Cash Equivalents	1,722,991	1,782,001
6.05.02	Closing Cash and Cash Equivalents	1,737,971	1,982,472

PAGE: 9 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Changes in Equity - 1/1/2015 to 3/31/2015 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.03	Restated Opening Balances	10,000,000	0	3,694,151	0	-389,748	13,304,403
5.05	Total Comprehensive Income	0	0	0	318,178	0	318,178
5.05.01	Net Income for the Period	0	0	0	318,178	0	318,178
5.07	Closing Balances	10,000,000	0	3,694,151	318,178	-389,748	13,622,581

PAGE: 10 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Changes in Equity - 1/1/2014 to 3/31/2014 (R$ thousands)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/ Accumulated Losses	Other Comprehensive Income	Total Equity
5.01	Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.03	Restated Opening Balances	6,203,688	124,255	6,736,389	0	-133,531	12,930,801
5.05	Total Comprehensive Income	0	0	0	477,586	0	477,586
5.05.01	Net Income for the Period	0	0	0	477,586	0	477,586
5.07	Closing Balances	6,203,688	124,255	6,736,389	477,586	-133,531	13,408,387

PAGE: 11 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

 Parent Company’s Financial Statements/Statement of Value Added (R$ thousands)

PBRCode	Description	YTD Current Year 1/1/2015 to 3/31/2015	YTD Previous Year 1/1/2014 to 3/31/2014
7.01	Revenue	2,579,701	2,978,779
7.01.01	Operating Revenue	2,004,492	2,444,431
7.01.02	Other Revenue	34,086	17,814
7.01.03	Revenue from Construction of Own Assets	588,466	531,227
7.01.04	Allowance for/Reversal of Doubtful Accounts	-47,343	-14,693
7.02	Inputs Acquired from Third Parties	-1,051,814	-1,200,585
7.02.01	Costs of Sales and Services	-989,974	-969,782
7.02.02	Materials, Energy, Outsourced Services and Other	-64,614	-171,227
7.02.04	Other	2,774	-59,576
7.03	Gross Value Added	1,527,887	1,778,194
7.04	Retentions	-253,308	-260,258
7.04.01	Depreciation, Amortization and Depletion	-253,308	-260,258
7.05	Net Value Added Produced	1,274,579	1,517,936
7.06	Value Added Received through Transfer	801,785	96,140
7.06.01	Equity in the Earnings (Losses) of Subsidiaries	1,114	-368
7.06.02	Finance Income	104,388	96,508
7.06.03	Other	696,283	0
7.06.03.01	GESP Reimbursement – Benefits Paid	696,283	0
7.07	Total Value Added to Distribute	2,076,364	1,614,076
7.08	Value Added Distribution	2,076,364	1,614,076
7.08.01	Personnel	498,634	456,256
7.08.01.01	Direct Compensation	322,756	301,277
7.08.01.02	Benefits	137,592	126,207
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	38,286	28,772
7.08.02	Taxes and Contributions	76,306	555,324
7.08.02.01	Federal	48,927	531,298
7.08.02.02	State	19,883	16,303
7.08.02.03	Municipal	7,496	7,723
7.08.03	Value Distributed to Providers of Capital	1,183,246	124,910
7.08.03.01	Interest	1,162,620	107,137
7.08.03.02	Rental	20,626	17,773
7.08.04	Value Distributed to Shareholders	318,178	477,586
7.08.04.03	Retained Earnings/Accumulated Loss for the Period	318,178	477,586

PAGE: 12 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1

Comments on the Company’s Performance

1. Financial highlights

				R$ million
	1Q15	1Q14	Chg. (R$)%
(+) Gross operating revenue	2,004.5	2,444.5	(440.0)	(18.0)
(+) Construction revenue	588.4	531.2	57.2	10.8
(-) COFINS and PASEP taxes	124.3	183.7	(59.4)	(32.3)
(=) Net operating revenue	2,468.6	2,792.0	(323.4)	(11.6)
(-) Costs and expenses	789.1	1,515.5	(726.4)	(47.9)
(-) Construction costs	576.4	520.5	55.9	10.7
(+) Equity result	1.1	(0.4)	1.5	(375.0)
(+) Other operating revenue/expenses, net	32.1	(43.1)	75.2	(174.5)
(=) Earnings before financial result, income tax and social contribution	1,136.3	712.5	423.8	59.5
(+) Financial result	(985.8)	27.5	(1,013.3)	(3,684.7)
(=) Earnings before income tax and social contribution	150.5	740.0	(589.5)	(79.7)
(+) Income tax and social contribution	167.7	(262.4)	430.1	(163.9)
Net Income	318.2	477.6	(159.4)	(33.4)
Earnings per share* (R$)	0.47	0.70
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

				R$ million
	1Q15	1Q14	Chg. (R$)%
Net income	318.2	477.6	(159.4)	(33.4)
(+) Income tax and social contribution	(167.7)	262.4	(430.1)	(163.9)
(+) Financail result	985.8	(27.5)	1,013.3	(3,684.7)
(+) Other operating revenues/expenses, net	(32.1)	43.1	(75.2)	(174.5)
(=) Adjusted EBIT*	1,104.2	755.6	348.6	46.1
(+) Depreciation and amortization	253.3	260.2	(6.9)	(2.7)
(=) Adjusted EBITDA **	1,357.5	1,015.8	341.7	33.6
(%) Adjusted EBITDA margin	55.0	36.4

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 1Q15, net operating revenue, including construction revenue, reached R$ 2.5 billion; an 11.6% decrease compared to 1Q14.

Costs and expenses, including construction costs, totaled R$ 1.4 billion, down by 32.9% compared to R$ 2.0 billion recorded in 1Q14. Excluding the R$ 696.3 million reimbursement from the São Paulo state government, costs and expenses increased R$ 25.8 million or 1.3%.

Adjusted EBIT, in the amount of R$ 1.1 billion, grew 46.1% from R$ 755.6 million recorded in the same quarter of the previous year.

Adjusted EBITDA, in the amount of R$ 1.4 billion, increased 33.6% from R$ 1.0 billion recorded in 1Q14.

The adjusted EBITDA margin was 55.0% in 1Q15, versus 36.4% in 1Q14. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 71.6% in 1Q15 (44.5% in 1Q14).

Net income totaled R$ 318.2 million, 33.4% lower than R$ 477.6 million recorded in 1Q14.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.0 billion, a drop of R$ 440.0 million or 18.0%, when compared to the R$ 2.4 billion recorded in 1Q14.

The main factors that led to this variation were:

•         Bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 211.2 million impact in 1Q15, versus the R$ 10.7 million recorded in 1Q14; and

•         Decrease of 11.7% in the Company’s total billed volume (13.2% in water and 9.7% in sewage).

The decline in gross operating revenue was mitigated by the application of the 6.5% tariff increase since December 2014 and the effect of the contingency tariff, totaling R$ 79.3 million.

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Comments on the Company’s Performance

3. Construction revenue

Construction revenue increased R$ 57.2 million or 10.8%, when compared to 1Q14. The variation was mainly due to higher investments in 1Q15.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	1Q15	1Q14%		1Q15	1Q14%		1Q15	1Q14%
Residential	369.0	410.6	(10.1)	308.7	340.3	(9.3)	677.7	750.9	(9.7)
Commercial	40.5	44.9	(9.8)	38.1	42.0	(9.3)	78.6	86.9	(9.6)
Industrial	8.5	10.2	(16.7)	9.9	11.2	(11.6)	18.4	21.4	(14.0)
Public	10.5	13.7	(23.4)	8.0	10.6	(24.5)	18.5	24.3	(23.9)
Total retail	428.5	479.4	(10.6)	364.7	404.1	(9.8)	793.2	883.5	(10.2)
Wholesale	53.4	75.5	(29.3)	6.3	6.6	(4.5)	59.7	82.1	(27.3)
Total	481.9	554.9	(13.2)	371.0	410.7	(9.7)	852.9	965.6	(11.7)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q15	1Q14%		1Q15	1Q14%		1Q15	1Q14%
Metropolitan	267.9	308.9	(13.3)	230.9	262.9	(12.2)	498.8	571.8	(12.8)
Regional (2)	160.6	170.5	(5.8)	133.8	141.2	(5.2)	294.4	311.7	(5.6)
Total retail	428.5	479.4	(10.6)	364.7	404.1	(9.8)	793.2	883.5	(10.2)
Wholesale	53.4	75.5	(29.3)	6.3	6.6	(4.5)	59.7	82.1	(27.3)
Total	481.9	554.9	(13.2)	371.0	410.7	(9.7)	852.9	965.6	(11.7)

(1) Unaudited

(2) Including coastal and interior region

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Comments on the Company’s Performance

5. Costs, administrative and selling expenses

In 1Q15, costs, administrative and selling expenses, dropped 32.9% (R$ 670.5 million). Excluding construction costs, total costs and expenses dropped 47.9%. As a percentage of net revenue, cost and expenses was 55.3% in 1Q15 and 72.9% in 1Q14.

The R$ 670.5 million decline in costs and expenses and their reduced share in net revenue were mainly caused by the São Paulo state government reimbursement.

				R$ million
	1Q15	1Q14	Chg. (R$)%
Payroll and benefits	534.5	496.7	37.8	7.6
Supplies	48.7	47.1	1.6	3.4
Treatment supplies	72.3	69.7	2.6	3.7
Services	295.9	314.7	(18.8)	(6.0)
Electric power	159.1	140.0	19.1	13.6
General expenses	54.4	152.7	(98.3)	(64.4)
Tax expenses	19.9	19.7	0.2	1.0
São Paulo state government reimbursement	(696.3)	-	(696.3)	-
Sub-total	488.5	1,240.6	(752.1)	(60.6)
Depreciation and amortization	253.3	260.2	(6.9)	(2.7)
Credit write-offs	47.3	14.7	32.6	221.8
Sub-total	300.6	274.9	25.7	9.3
Costs and expenses	789.1	1,515.5	(726.4)	(47.9)
Construction costs	576.4	520.5	55.9	10.7
Costs, adm., selling and construction expenses	1,365.5	2,036.0	(670.5)	(32.9)
% of net revenue	55.3	72.9

5.1. Payroll and benefits

In 1Q15 payroll and benefits grew R$ 37.8 million or 7.6%, due to the following:

•         R$ 19.8 million increase due to the 6.8% increase in average wages since May 2014 and the changes from the career and wage plan;

•         R$ 8.8 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•         R$ 4.9 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours worked, as a result of the management and intensification of water systems maintenance; and

•         R$ 2.1 million, due to the 7.1% adjustment in healthcare expenses since July 2014.

5.2. Treatment supplies

In 1Q15, expenses with treatment supplies increased R$ 2.6 million or 3.7%, from R$ 69.7 million to R$ 72.3 million, chiefly due to the beginning of the use of products that reduce the algae bloom in the São Paulo Metropolitan Region’s water sources since April 2014, with a R$ 3.2 million impact.

5.3. Services

Services expenses, in the amount of R$ 295.9 million, dropped R$ 18.8 million or 6.0%, in comparison to the R$ 314.7 million in 1Q14. The main factors were:

•         Lower estimate of service expenses, totaling R$ 22.2 million, especially due to the recognition, in 1Q14, of expenses with legal services related to the agreement for the resumption of operations in the city of Diadema; and

•         R$ 7.0 million decrease in advertising campaigns.

On the other hand, the following increases occurred:

•         Hiring of services in the amount of R$ 7.4 million, mainly due to the beginning of operations in the municipality of Diadema, in March of 2014, in the amount of R$ 6.4 million; and

•         Maintenance of domestic sewage connections in several areas of the São Paulo metropolitan region, totaling R$ 4.7 million.

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Comments on the Company’s Performance

5.4. Electric power

Electric power expenses totaled R$ 159.1 million, an increase of R$ 19.1 million or 13.6% in comparison to the R$ 140.0 million in 1Q14, chiefly due to the average increase of 11.7% in free market tariffs and of 31.6% in regulated market tariffs.

These increases were partially offset by the average decrease of 13.3% of the Company’s total electric power consumption in 1Q15.

5.5. General expenses

General expenses dropped R$ 98.3 million or 64.4%, totaling R$ 54.4 million, versus the R$ 152.7 million recorded in 1Q14 mainly due to:

•         R$ 77.4 million decrease in the provision for lawsuits; and

•         Lower provision for the Municipal Fund for Environmental Sanitation and Infrastructure, in the amount of R$ 22.6 million, as a result of the decrease in revenues with the municipality of São Paulo.

5.6. São Paulo state government reimbursement

In 1Q15, the Company entered into an agreement with the São Paulo state government to receive the undisputed amount, related to the state’s debt with the Company, for the payment of the benefits to former employees (G0) dealt with by state Law 4,819, of August 26, 1958, that generated a credit in the result in the amount of R$696.3 million.

5.7. Depreciation and amortization

R$ 6.9 million decrease or 2.7%, reaching R$ 253.3 million in comparison to the R$ 260.2 million recorded in 1Q14, largely due to higher provision for the amortization related to the transfer of works held in 1Q14.

5.8. Credit write-offs

Credit write-offs increased R$ 32.6 million, especially due to the complement of the provision related to the breach of agreements with municipal clients in 1Q15.

6. Other operating revenues and expenses, net

Other operating revenues/expenses, net, recorded a R$ 75.2 million positive variation.

6.1. Other operating revenues

An increase of R$ 12.8 million in other operating revenues, especially through the sale of surplus electricity, totaling R$ 21.8 million, partially offset by the decline in revenue from Rational Use of Water Program (PURA), totaling R$ 8.8 million.

6.2. Other operating expenses

Recorded a R$ 62.4 million decrease, mainly due to:

•         Provision for the write-off of construction works and projects, in 1Q14, in the amount of R$ 31.4 million, non-recurring;

•         Lower provision for the write-off of hydrometers, resulting in a R$ 20.2 million drop; and

•         Provision for losses with contractual payments, as a result of the agreement with the municipality of Diadema, in 1Q14, totaling R$ 13.0 million.

7. Financial result

				R$ million
	1Q15	1Q14	Chg.	%
Financial expenses, net of revenues	(63.8)	(65.6)	1.8	(2.7)
Net monetary and exchange variation	(922.0)	93.1	(1,015.1)	(1,090.3)
Financial result	(985.8)	27.5	(1,013.3)	(3,684.7)

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Comments on the Company’s Performance

7.1. Financial revenues and expenses

				R$ million
	1Q15	1Q14	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(86.7)	(82.2)	(4.5)	5.5
Interest and charges on international loans and financing	(30.4)	(24.4)	(6.0)	24.6
Other financial expenses	(20.2)	(30.5)	10.3	(33.8)
Total financial expenses	(137.3)	(137.1)	(0.2)	0.1
Financial revenues	73.5	71.5	2.0	2.8
Financial expenses net of revenues	(63.8)	(65.6)	1.8	(2.7)

7.1.1. Financial expenses

Financial expenses grew R$ 0.2 million. The main reasons were:

•         R$ 4.5 million increase in interest and charges on domestic loans and financing, mainly due to the higher interest on debentures, due to the 19th debenture issue in June 2014;

•         R$ 6.0 million increase in interest and charges on international loans and financing, due to the US dollar and Yen appreciation versus the Brazilian Real in 1Q15 (20.8% and 20.3%, respectively), when compared to the depreciation recorded in 1Q14 (-3.4% and -1.6%, respectively); and

•         R$ 10.3 million decrease in other financial expenses, largely due to the lower provision for financial charges of lawsuits.

7.1.2. Financial revenues

Financial revenues increased R$ 2.0 million or 2.8%, due to interest over installment agreement held in the period.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	1Q15	1Q14	Chg.	%
Monetary variation on loans and financing	(56.2)	(33.0)	(23.2)	70.3
Exchange rate variation on loans and financing	(884.5)	117.0	(1,001.5)	(856.0)
Other monetary variations	(12.2)	(15.9)	3.7	(23.3)
Monetary/exchange rate variation on liabilities	(952.9)	68.1	(1,021.0)	(1,499.3)
Monetary/exchange rate variation on assets	30.9	25.0	5.9	23.6
Monetary/exchange rate variation, net	(922.0)	93.1	(1,015.1)	(1,090.3)

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 1Q15 was R$ 1,021.0 million, higher than in 1Q14, especially due to:

•         An increase of R$ 23.2 million in expenses with monetary variation on domestic loans and financing, chiefly due to the increase in the variation of IPCA in 1Q15 (3.8%) compared to the variation recorded in 1Q14 (2.2%); and

•         An upturn of R$ 1,001.5 million in expenses with exchange variation on loans and financing, due to the appreciation of the US dollar and the Yen versus the Brazilian Real in 1Q15 (20.8% and 20.3%, respectively), when compared to the depreciation recorded in 1Q14 (-3.4% and -1.6%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

R$ 5.9 million increase, mainly due to the monetary updates on judicial deposits.

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Comments on the Company’s Performance

8. Income tax and social contribution

In 1Q15, the Company recorded tax losses of R$ 548.0 million, mainly due to the permanent difference arising from the GESP agreement. These tax losses resulted in the recognition of deferred income tax/social contribution in the amount of R$ 186.3 million.

9. Indicators

9.1. Operating

As a result of the water crisis, there was a substantial reduction in the water production volume, down by 21.2%.

There was also a substantial decline in the index that measures water losses per connection per day (IPDT) which came to 290 liters/connection x day versus 366 liters/connection x day on the same period last year.

This reduction was the result not only of loss control initiatives, but also of the water crisis and the consequent need to reduce the network pressure as a demand management mechanism.

Operating indicators *	1Q15	1Q14%
Water connections (1)	8,258	7,938	4.0
Sewage connections (1)	6,705	6,386	5.0
Population directly served - water (2)	25.3	24.6	2.8
Population directly served - sewage (2)	22.5	21.6	4.2
Number of employees	14,167	14,920	(5.0)
Water volume produced(3)	613	778	(21.2)
IPM - Measured water loss (%)	29.1	30.8	(5.5)
IPDt (liters/connectionxdays)	290.0	366.0	(20.8)

(1)         Total connections, active and inactive, in thousand units at the end of the period
(2)         In million inhabitants, at the end of the period. Not including wholesale
(3)         In millions of cubic meters
(*)       Unaudited

9.2. Financial

Economic Indexes * (quarter end)	1Q15	1Q14
Amplified Consumer Price Index (IPCA) - %	3.83	2.18
Referential Rate (TR) - %	0.23	0.19
Interbank Deposit Certificate (CDI) - %	2.81	2.4
US DOLAR (R$)	3.2080	2.2630
YEN (R$)	0.02675	0.02197

(*)     Unaudited

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Comments on the Company’s Performance

10. Loans and financing

								R$ million
INSTITUTION	2015	2016	2017	2018	2019	2020	2021 and onwards	Total
Local market
Caixa Econômica Federal	50.6	70.3	74.6	78.8	82.1	85.9	712.1	1,154.4
Debentures	583.7	358.7	882.4	586.6	671.4	373.2	568.5	4,024.5
BNDES	40.5	68.8	73.7	73.7	73.7	56.1	286.7	673.2
Commercial Leasing	8.5	18.9	19.9	21.1	22.3	24.4	376.9	492.0
Others	0.5	0.6	0.7	0.5	-	-	-	2.3
Interest and charges	62.0	18.4	-	-	-	-	-	80.4
Local market total	745.8	535.7	1,051.3	760.7	849.5	539.6	1,944.2	6,426.8
International market
BID	105.9	122.4	175.9	95.4	95.4	95.4	1,092.7	1,783.1
BIRD	-	-	-	-	4.9	9.8	132.1	146.8
Eurobonds	-	448.9	-	-	-	1,118.1	-	1,567.0
JICA	29.3	58.6	59.5	60.5	87.3	87.3	995.4	1,377.9
BID 1983AB	76.8	76.8	76.8	76.5	56.8	56.0	73.1	492.8
Interest and charges	51.0	1.6	-	-	-	-	-	52.6
International market total	263.0	708.3	312.2	232.4	244.4	1,366.6	2,293.3	5,420.2
Total	1,008.8	1,244.0	1,363.5	993.1	1,093.9	1,906.2	4,237.5	11,847.0

11. Capex

Planned investments for 2015 total approximately R$ 2.4 billion, of which R$ 579,5 million was invested in 1Q15.

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

1                    Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace, in a sustainable and competitive manner, with excellence in customer service.

On March 31, 2015, the Company operated water and sewage services in 364 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 364 municipalities. On March 31, 2015, the Company had 366 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Álvares Florence, Cajobi, Embaúba, Iperó and Macatuba, and the carrying amount of these municipalities' intangible assets was R$11,328 on March 31, 2015 (R$11,328 on December 31, 2014).

As of March 31, 2015, 55 concession agreements had expired and are being negotiated. From March 31, 2015 to 2030, 37 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By March 31, 2015, 274 program and services contracts were signed (274 contracts on December 31, 2014).

On March 31, 2015, the carrying amount of the underlying assets used in the 55 concessions of the municipalities under negotiation totaled R$6,345,036, accounting for 24.12% of the total, and the related gross revenue for the three-month period then ended totaled R$494,313, accounting for 19.06% of the total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 46.75% of the gross revenues on March 31, 2015 (50.29% on March 31, 2014) and 42.37% of intangible assets (42.29% on December 31, 2014).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

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Notes to the Interim Financial Information

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of March 31, 2015, the carrying amount of the municipality of Santos’ intangible assets was R$225,256 (R$205,261 on December 31, 2014) and gross revenue in the three-month period ended March 31, 2015 was R$64,400 (R$63,407 on March 31, 2014).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and will be governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

Water shortage  - SABESP’s operations have been influenced by the lowest rainfall and inflow never seen in 84 years at the reservoirs composing the Cantareira System. During the rainy season, from October 2014 to January 2015, rainfall remained below average, despite above average from February to March 2015. We expected the water volume stored at the Cantareira System to recover, however, as the levels were already low due to the lack of rainfall during Summer in 2013 and 2014, rainfall index in the region, during the rainy season from October 2014 to March 2015, was not sufficient to recover the reservoirs, whose levels are below than the one seen in the historical series. Under usual conditions, this system is liable for the direct supply of approximately 8.8 million people. To face this situation and ensure that the water supply is not interrupted, Sabesp has been adopting the following measures:

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Notes to the Interim Financial Information

•         Using pumps to remove water below the catchment level of the Cantareira System, the so-called “technical reserve”, which had never been used before to supply the population;

•         Offering discounts (bonus) to consumers, whose volume consumed is below the average stipulated;

•         Using water from other producing systems to serve consumers previously supplied by the Cantareira System;

•         Intensifying the advertising campaigns towards the rational use of water;

•         Reducing pressure in the distribution network, in order to prevent water losses;

•         Reducing the water volume sold to municipalities which operate their own distribution networks;

•         Making investments earlier than the planned time to expand water safety.

The water reservation volume at reservoirs relies on several factors, such as levels of rain, temperature and atmospheric humidity, as well as the type and humidity of soil in water sources regions.

This scenario of water shortage in 2014 and its persistence in 2015 also impacted the Company financially. As a result, since 2014 up to date, the Company has taken decisions to minimize these effects, including rearrangement of investments, expense budget reduction, negotiation of overdue credits (mainly with the São Paulo State Government and municipalities served on a wholesale basis), implementation of contingency tariff, request for extraordinary tariff revision (see Note 30) and other actions.

The Company’s Management expects the funds available in cash equivalents on March 31, 2015, totaling R$1,737,971, the operating cash generation estimated for 2015 and the lines of credit available for investments are sufficient to meet its short-term liabilities and not compromise the actions required to overcome the water shortage, thus preserving our consumers’ supply.

For other disclosures on the water shortage effect on revenues, see Note 24 – revenues.

The interim financial information was approved by the Board of Directors on May 14, 2015.

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Notes to the Interim Financial Information

2                   Basis of preparation and presentation of the financial statements

(i)     Presentation of the quarterly financial information

The quarterly financial information as of March 31, 2015, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information Form– ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Therefore, this Interim Financial Information takes into consideration the official letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim financial information for March 31, 2015, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the financial statements as of December 31, 2014, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee- CPC.

3                   Accounting policies

The accounting policies used in the preparation of the quarterly financial information for the quarter ended March 31, 2015 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2014. These policies are disclosed in Note 3 to the Annual Financial Statements.

4                   Risk Management

4.1   Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)          Market risk  Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term loans.

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to change expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$5,438,591 on March 31, 2015 (R$4,363,898 on December 31, 2014). Below, the Company’s exposure to foreign exchange risk:

	March 31, 2015		December 31, 2014
	Foreign currency	R$	Foreign currency	R$

Loans and financing– US$	1,248,706	4,005,849	1,231,188	3,270,282
Loans and financing – Yen	51,592,184	1,380,091	48,066,910	1,068,527
Interest and charges from loans and financing – US$		50,169		17,703
Interest and charges from loans and financing– Yen		2,482		7,386
Total exposure		5,438,591		4,363,898
Financing cost		(18,384)		(17,606)
Total loans in foreign currency (Note 15)		5,420,207		4,346,292

The 25% increase in foreign currency-denominated debt from December 31, 2014 to March 31, 2015 was mainly due to  the following:

1)      Exchange rate changes, since the US dollar appreciated 20.8% from R$2.6562 on December 31, 2014 to R$3.2080 on March 31, 2015. The US dollar-denominated debt accounts for 74% of foreign currency-denominated debts; and

2)        A 1% increase in US dollar-denominated debt and 7% increase in the Yen-denominated debt.

On March 31, 2015, if the Brazilian real had depreciated or appreciated by 10% against the US dollar and Yen with all other variables held constant, effects on results before taxes on the three-month period ended March 31, 2015 would have been R$543,859 (R$436,390 on December 31, 2014), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

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Notes to the Interim Financial Information

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on March 31, 2015 (Liabilities) in US$	1,248,706	1,248,706	1,248,706
US$ rate on March 31, 2015	3.2080	3.2080	3.2080
Exchange rate estimated according to the scenario	3.2300	4.0375	4.8450
Difference between the rates	(0.0220)	(0.8295)	(1.6370)
Effect on net financial result in R$-- (loss)	(27,472)	(1,035,802)	(2,044,132)
Net currency exposure on March 31, 2015 (Liabilities) in Yen	51,592,184	51,592,184	51,592,184
Yen rate on March 31, 2015	0.02675	0.02675	0.02675
Exchange rate estimated according to the scenario	0.02814	0.03518	0.04221
Difference between the rates	(0.00139)	(0.00843)	(0.01546)
Effect on net financial result in R$ - (gain/(loss))	(71,713)	(434,922)	(797,615)
Total effect on net financial result in R$- (loss)	(99,185)	(1,470,724)	(2,841,747)

(*)The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after March 31, 2015, according to BM&FBovespa.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

The table below provides the Company's loans and financing subject to variable interest rate:

	March 31, 2015	December 31, 2014
TR(i)	1,622,606	1,578,250
CDI(ii)	1,617,191	1,712,010
TJLP(iii)	1,090,376	1,059,074
IPCA(iv)	1,533,473	1,492,320
LIBOR(v)	2,416,108	1,953,989
Interest and charges	90,148	133,776
Total	8,369,902	7,929,419

(i)  TR – Interest Benchmark Rate

(ii) CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

As of March 31, 2015, if interest rates on loans and financing denominated in Brazilian reais had been 1% higher or lower with all other variables held constant, the effects on profit for the three-month period ended March 31, 2015, before taxes would have been R$83,699 (R$79,294 on December 31, 2014) lower or higher.

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting the Company's indebtedness.

(b)         Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk at the reporting date are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date. See additional information in Notes 6, 7, 8 and 9.

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Notes to the Interim Financial Information

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

	March 31, 2015	December 31, de 2014
Cash at bank and short-term bank deposits
AAA(bra)	1,734,696	1,722,347
Other (*)	3,275	644
	1,737,971	1,722,991

(*)This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during the period is as follows:

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	brAAA
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)                         Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its Capex and operating expenses needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

	April to December 2015	2016	2017	2018	2019	2020 onwards	Total
As of March 31, 2015

Liabilities
Loans and financing	1,408,147	1,826,063	1,874,314	1,429,224	1,481,253	7,865,997	15,884,998
Accounts payable to suppliers and contractors	238,468	-	-	-	-	-	238,468
Services payable	402,830	-	-	-	-	-	402,830
Public-private partnership – PPP (*)	34,528	46,038	46,038	285,104	285,104	4,658,234	5,355,046
Program contract commitments	169,541	3,309	928	607	818	16,865	192,068

(*)The Company also considered future commitments (construction in progress) not yet recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan and financing agreements including cross default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)   Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement, the amounts can be different from those presented above, due to the estimates used in the measurement.

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Notes to the Interim Financial Information

March 31, 2015

Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%
Assets CDI	1,641,541	11.9200%(*)	8.9400%(***)	5.9600%
Financial income		195,672	146,754	97,836
Liabilities CDI	(1,617,191)	11.9200%(*)	8.9400%(***)	5.9600%
Interest to be incurred		(192,769)	(144,577)	(96,385)
CDI net exposure	24,350	2,903	2,177	1,451
Liabilities TR	(1,622,606)	0.0218%(*)	0.0273%	0.0327%
Expenses to be incurred		(354)	(442)	(531)
IPCA	(1,533,473)	5.6000%(*)	7.0000%	8.4000%
Expenses to be incurred		(85,874)	(107,343)	(128,812)
TJLP	(1,090,376)	5.5000%(*)	6.8750%	8.2500%
Interest to be incurred		(59,971)	(74,963)	(89,956)
LIBOR	(2,416,108)	0.4459%(**)	0.5574%	0.6689%
Interest to be incurred		(10,773)	(13,467)	(16,159)
Total net expenses to be incurred		(154,069)	(194,038)	(234,007)

(*) Source: Focus Report – BACEN, March 31, 2015

(**) Source: Bloomberg

(***)Scenario with a 25% and 50% reduction, as the Company’s net exposure in CDI is positive

(i) Refers to the scenario of interest to be incurred for the 12 months as of March 31, 2015 or until the maturity of the agreements, whichever is shorter.

4.2  Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

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Notes to the Interim Financial Information

	March 31, 2015	December 31, 2014

Total loans and financing (Note 15)	11,847,027	10,785,767
(-)Cash and cash equivalents (Note 6)	(1,737,971)	(1,722,991)

Net debt	10,109,056	9,062,776
Total equity	13,622,581	13,304,403

Total capital	23,731,637	22,367,179

Leverage ratio	43%	41%

On March 31, 2015, the leverage ratio increased from the 41% as of December 31, 2014 to 43%, due to the R$1,061,260 increase in loans and financing, mainly due to the inflow of funds in 2015, loan agreements in progress and the effect of Real depreciation against the US dollar.

4.3  Fair value estimates

It is assumed that balances from trade accounts receivable (current) and accounts payable to suppliers by carrying amount, less impairment, approximate their fair values, considering the short maturity. Long-term trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

4.4  Financial Instruments

On March 31, 2015 and December 31, 2014 the Company neither has financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale nor financial liabilities classified as fair value through profit or loss. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, trade accounts receivable, balances with related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, and the financial instruments under other liabilities category are comprised of balance payable to contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

Financial assets

	March 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,737,971	1,737,971	1,722,991	1,722,991
Restricted cash	21,881	21,881	19,750	19,750
Trade accounts receivable	1,227,174	1,227,174	1,224,278	1,224,278
Water National Agency – ANA	125,103	125,103	122,634	122,634
Other accounts receivable	204,909	204,909	187,950	187,950

Additionally, SABESP has financial instrument assets receivable from related parties, in the amount of R$904,425 as of March 31, 2015 (R$223,983 as of December 31, 2014), which were calculated in accordance with the conditions negotiated between related parties. The conditions and additional information referring to these financial instruments are disclosed in Note 9 to this interim financial information and in Note 10 to the annual financial statements as of December 31, 2014. Part of this balance, totaling R$837,441 (R$155,493 on December 31, 2014), refers to reimbursement from additional retirement and pension plan - G0 which is indexed by IPCA plus simple interest of 0.5% p.m. This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Financial liabilities

	March 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	11,847,027	11,515,141	10,785,767	10,641,611
Accounts payable to suppliers and contractors	238,468	238,468	323,513	323,513
Services payable	402,830	402,830	318,973	318,973
Program contract commitments	180,399	180,399	207,759	207,759
Public-private partnership - PPP	391,188	391,188	368,283	368,283

The criteria adopted to obtain the fair values of loans and financing, in preparing the interim financial information as of March 31, 2015, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2014. In the Annual Financial Statements, these criteria are disclosed in Note 5.4.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

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Notes to the Interim Financial Information

5                   Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

These are disclosed in Note 6 to the Annual Financial Statements as of December 31, 2014.

6                   Cash and Cash Equivalents

	March 31, 2015	December 31, 2014

Cash and banks	96,430	118,226
Cash equivalents	1,641,541	1,604,765
	1,737,971	1,722,991

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.43% of CDI in March 2015 (99.68% in December 2014).

7                    Restricted cash

	March 31, 2015	December 31, 2014

Agreement with the municipal government of São Paulo (i)	9,388	9,176
Funds raised with BNDES (ii)	6,582	6,433
Other	5,911	4,141
	21,881	19,750

(i)      Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii)    Refers to funds raised with the Brazilian Development Bank– BNDES, awaiting the authorization for use.

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Notes to the Interim Financial Information

8                   Trade Accounts Receivable

(a) Financial position balances

	March 31, 2015	December 31, 2014
Private sector:
General and special customers (i) (ii)	885,260	852,815
Agreements (iii)	288,681	291,367

	1,173,941	1,144,182
Government entities:
Municipal	535,139	533,984
Federal	5,577	4,671
Agreements (iii)	198,268	192,253

	738,984	730,908
Wholesale customers – Municipal governments: (iv)
Guarulhos	804,499	776,674
Mauá	378,607	366,515
Mogi das Cruzes	2,277	2,092
Santo André	804,220	787,305
São Caetano do Sul	1,610	1,779
Diadema (*)	224,433	224,433

Total wholesale customers – Municipal governments	2,215,646	2,158,798

Unbilled supply	369,983	354,678

Subtotal	4,498,554	4,388,566
Allowance for doubtful accounts	(3,271,380)	(3,164,288)

Total	1,227,174	1,224,278

Current	1,056,002	1,034,820
Noncurrent	171,172	189,458

	1,227,174	1,224,278

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

(*)On March 18, 2014, the State of São Paulo, the municipality of Diadema and SABESP entered into a “Water Supply and Sewage Public Utility Services Agreement” in the municipality of Diadema. Through this contract, the State of São Paulo and the municipality of Diadema have ensured to SABESP (or subsidiary) exclusive rights to render services for a 30-year term.

On this same date, judicial settlements were signed in lawsuits filed by SABESP against the municipality of Diadema and Saned – a municipal company. Through these settlements, SABESP, the municipality of Diadema and Saned agree to suspend the execution of suits to collect receivables related to water supply at wholesale and collection of indemnity debt. The debts will progressively decrease throughout a 30-year period, under the condition that there is a full compliance with the agreements and provision of services contract.

This balance is fully accrued as losses.

Additionally, in compliance with the judicial settlements signed between SABESP and the Municipality of Diadema on March 25, 2015, SABESP and Saned entered into a Share Purchase Agreement with Empresa de Água e Esgoto de Diadema S.A. (“EAED”) – a wholly-owned subsidiary of Saned. The Agreement establishes that:

Saned must invest in EAED, certain assets, goods, rights and obligations, by capital increase, and transfer to the company its employees hired through competitive examination.

Once fulfilled these obligations, operations will be executed as provided in the Agreement. On this date, all shares issued by EAED will be effectively transferred to SABESP, corresponding to 100% of its capital stock.

SABESP will pay by offsetting credits against Saned’s debts with SABESP.

As of the reporting, such operation had not been concluded yet, as certain conditions have not been fully met. Accordingly, SABESP has not acquired EAED’s shares yet.

From January to March 2015, there were no relevant changes in relation to the operations presented in the financial statements as of December 31, 2014.

(i)  General customers - residential and small and mid-sized companies

(ii)          Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv)  Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

Below, the breakdown of trade accounts receivable at wholesale:

	Three-month period ended March 31, 2015	Twelve-month period ended December 31 , 2014

Balance at the beginning of the period	2,158,798	1,917,859
Services provided	81,066	375,294
Receipts	(24,218)	(134,355)

Balance at the end of the period	2,215,646	2,158,798

(b)         The aging of trade accounts receivable is as follows:

	March 31, 2015	December 31, 2014

Current	968,952	992,800
Past-due:
Up to 30 days	151,264	136,666
From 31 to 60 days	120,469	93,534
From 61 to 90 days	60,740	62,276
From 91 to 120 days	30,757	54,725
From 121 to 180 days	135,681	96,079
From 181 to 360 days	193,395	202,024
Over 360 days	2,837,296	2,750,462

Total past-due	3,529,602	3,395,766

Total	4,498,554	4,388,566

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where municipalities are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

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Notes to the Interim Financial Information

(c)                         Allowance for doubtful accounts

	March 31, 2015	March 31, 2014

Balance at the beginning of the period	3,164,288	2,856,684
Private sector/government entities	57,963	17,065
Recoveries	(14,229)	(11,760)
Wholesale customers	62,714	97,371

Additions for the period	106,448	102,676

Write-offs in the period referring to the bad debt	644	(142)

Balance at the end of the period	3,271,380	2,959,218

Reconciliation of provision for losses of income	January to March 2015	January to March 2014

Losses (write-off)	3,660	9,388
Provision for state entities (related parties)	2,399	-
Provision for private sector/government entities	57,963	17,065
Provision for wholesale supply	(2,450)	-
Recoveries	(14,229)	(11,760)

Amount recorded as selling expenses	47,343	14,693

Wholesale sales losses were recorded as revenue reduction, R$65,164 in 1Q15 and R$96,264 in 1Q14.

The Company does not have customers accounting for 10% or more of its revenues.

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Notes to the Interim Financial Information

9                   Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)         Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	March 31, 2015	December 31, 2014
Accounts receivable
Current:
Water and sewage services	96,041	96,162
Allowance for losses	(47,732)	(45,333)
Reimbursement for pension benefits (G0):
- Monthly flow	6,348	9,753
- GESP Agreement – 2008	43,722	43,722
- GESP Agreement – 2015 (b)	87,174	-
“Se Liga na Rede” (Connect to the Network Program) (m)	18,675	17,661

Total current	204,228	121,965

Noncurrent::
Reimbursement for pension benefits (G0):
- GESP Agreement – 2008	91,088	102,018
- GESP Agreement – 2015 (b)	609,109	-

Total noncurrent	700,197	102,018

Total receivables from shareholder	904,425	223,983

Assets:
Water and sewage services	48,309	50,829
Reimbursement of additional retirement and pension benefits (G0)	837,441	155,493
“Se Liga na Rede” (Connect to the Network Program) (m)	18,675	17,661

Total	904,425	223,983

Liabilities:
Interest on shareholders’ equity payable to related parties	107,784	107,784
Others (h)	1,288	1,569

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Notes to the Interim Financial Information

	January to March 2015	January to March 2014
Revenue from water and sewage services
Water supply	42,229	59,929
Sewage services	38,566	53,066
Payments received from related parties	(77,786)	(105,217)

Receipt of GESP reimbursement referring to Law 4819/58	33,201	34,598

(b)         Agreement with the State Government of São Paulo “GESP”

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity - DAEE, and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement in the amount of R$1,012,310, of which R$696,283 refer to the principal amount and R$316,027 referring to the inflation adjustment of principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

•    The first 24 installments will be settled by immediately transferring of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing price on March 17, 2015, and

•    The amount of R$609,109 will be adjusted by IPCA (Extended Consumer Price Index) until the date when payments start and paid in cash, by means of other 156 monthly installments, beginning on April 5, 2017. When payment starts, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

•    If transfer is possible and the Reservoirs are effectively transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

•   If the transfer of Reservoirs is not possible, the State will pay to SABESP, in addition to the Principal Amount, the inflation adjustment credit in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

The accounting impacts of the agreement generated a debit of R$696,283 in accounts receivable from related parties (current and non-current) and a credit in the same amount in administrative expenses.

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Notes to the Interim Financial Information

(c)         Contingent assets - GESP (not recorded)

SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	March 31,	December 31,
	2015	2014
Disputed amounts receivable	798,441	783,422
Undisputed amount referring to the transfer of reservoirs
at Alto Tietê system to SABESP (Note 9 (b))	-	696,283
Total	798,441	1,479,705

(d)        Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE. Currently, an arbitration proceeding is in progress related to the Guarapiranga reservoir and a lawsuit related to Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

On April 10, 2014, we issued a Notice to the Market including the information about any future agreement. However, no adjustment was confirmed and no agreement was executed by either party up to date.

(e)         Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the water consumption.

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Notes to the Interim Financial Information

(f)          Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(g)        Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed. From January to March 2015 and 2014, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$2,962 and R$2,494, respectively.

From January to March 2015 and 2014, expenses related to personnel assigned by other entities to SABESP totaled R$52 and R$96, respectively.

(h)        Services obtained from state government entities

On March 31, 2015 and December 31, 2014, SABESP had an outstanding amounts payable of R$1,288 and R$1,569, respectively, for services rendered by São Paulo State Government entities.

(i)          Non-operating assets

As of March 31, 2015 and December 31, 2014, the Company had an amount of R$969 related to a free land lent to DAEE (Water and Electricity Department).

(j)          Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of March 31, 2015 amounted to R$689,977 (R$676,071 on December 31, 2014), according to Note 19 (b).

(k)         Compensation of Management Key Personnel

Expenses related to the compensation to the members of its Board of Directors and Officers amounted to R$903 and R$853 for the first quarter of 2015 and 2014, respectively. An additional amount of R$141 and R$140, related to the Officers’ bonus program, was recorded from January to March 2015 and 2014, respectively.

(l)                          Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

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Notes to the Interim Financial Information

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S/A and Attend Ambiental S/A to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The agreements executed with Aquapolo Ambiental S/A, on March 30, 2012 and Attend Ambiental S/A, on May 9, 2014, have the following characteristics:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	760	6,160	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	3,075	8,704	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	8,836	27,836	CDI + 1.2% p.a.	4/30/2015
Total	30,029	12,671	42,700

(*)The loan agreement with SPE Attend Ambiental S/A matures within 180 days, from the date when the respective amount is available in the borrower’s account, renewable for the same period.

The amount disbursed is recognized in Assets under “Other receivables” and amounts to R$24,400 for principal and R$9,596 for interest recognized in current assets and R$5,629 for principal and R$3,075 for interest in noncurrent assets. As of March 31, 2015, the balance of principal and interest rates of these agreements is R$42,700 (R$40,366 on December 31, 2014). In the period between January and March 2015, financial income recognized was R$2,334 (R$1,381 from January to March 2014).

(m)      Se Liga na Rede (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On March 31, 2015, the program total amount was R$71,027 (R$67,576 on December 31, 2014), R$18.675 (R$17,661 on December 31, 2014) recorded in balances receivable from related parties, the amount of R$27,299 (R$24,862 on December 31, 2014) recorded in the group of intangible assets and R$25,053 (R$25,053 on December 31, 2014) reimbursed by GESP.

10                Water National Agency - ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

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Notes to the Interim Financial Information

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. On March 31, 2015, the balances of assets and liabilities were R$125,103 (R$122,634 on December 31, 2014), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

11                 Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of March 31, 2015, totaled R$19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On March 31, 2015, the capital of Águas de Andradina totaled R$3,097, divided into 3,096,866 registered common shares without a par value. SABESP holds 30% of its equity interest. The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

On March 31, 2015, the company’s capital was R$770, and was represented by 770,000 registered share without par value. SABESP holds 30% equity interest.

The operations initiated in January 2011.

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Notes to the Interim Financial Information

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S/A, with indefinite term, for the purpose of exploring the water supply and sewage public utilities of the municipality of Mairinque.

On March 31, 2015, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds 30% equity interest.

The operations initiated in October 2010.

Attend Ambiental

On August 23, 2010, Sabesp jointly with Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as develop other related activities and implement similar infrastructure in other areas in Brazil and abroad.

On March 31, 2015 the capital totaled R$13,400, and was represented by 13,400,000 registered common shares without par value. SABESP holds 45% equity interest.

The operations initiated in December 2014.

Aquapolo Ambiental S.A..

On October 8, 2009, the Company, together with the company Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On March 31, 2015, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The operations initiated in October 2012.

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Notes to the Interim Financial Information

See below a summary of financial information of these investees:

Company	Equity		Accrued dividends	Profit or (loss) for the period
	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	March 31, 2014

Sesamm	28,499	26,788	(92)	1,803	1,113
Águas de Andradina	4,723	4,582	(228)	369	157
Águas de Castilho	2,849	2,866	(190)	173	214
Saneaqua Mairinque	2,830	2,697	(282)	415	(20)
Attend Ambiental	1,462	(111)	-	1,573	(1,036)
Aquapolo Ambiental	15,238	16,220	-	(982)	(833)
Total	55,601	53,042	(792)	3,351	(405)

Company	Investments		Distributed dividends	Equity in the earnings of subsidiaries		Interest percentage
	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	March 31, 2014	March 31, 2015	December 31, 2014

Sesamm	10,260	9,644	(33)	649	401	36%	36%
Águas de Andradina	1,417	1,375	(69)	111	47	30%	30%
Águas de Castilho	855	860	(57)	52	64	30%	30%
Saneaqua Mairinque	849	809	(85)	125	(6)	30%	30%
Attend Ambiental	658	-	-	658	(466)	45%	45%
Aquapolo Ambiental	7,467	7,948	-	(481)	(408)	49%	49%
Total	21,506	20,636	(244)	1,114	(368)
Other investments	587	587
Overall total	22,093	21,223

12                Investment properties

On March 31, 2015, the balance of “Investment properties” is R$54,039 (R$54,039 on December 31, 2014). On March 31, 2015 and December 31, 2014, the market value of these properties is approximately R$350,000.

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Notes to the Interim Financial Information

13                Intangible Assets

(a)         Balance sheet balances

	March 31, 2015			December 31, 2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	9,089,391	(1,658,935)	7,430,456	8,983,492	(1,614,221)	7,369,271
Concession agreements – economic value	1,699,744	(412,477)	1,287,267	1,679,042	(397,782)	1,281,260
Program contracts	7,474,798	(2,002,386)	5,472,412	7,338,985	(1,959,832)	5,379,153
Program contracts– commitments	808,662	(112,488)	696,174	808,662	(105,753)	702,909
Services contracts– São Paulo	13,195,693	(2,048,830)	11,146,863	12,916,939	(1,930,553)	10,986,386
Software licenses	351,882	(75,865)	276,017	326,045	(65,498)	260,547
Total	32,620,170	(6,310,981)	26,309,189	32,053,165	(6,073,639)	25,979,526

(b)         Changes

	December 31, 2014	Additions	Provision for losses	Transfers	Write-offs and disposals	Amortization	March 31, 2015
Intangible assets arising from:
Agreement – equity value	7,369,271	106,854	-	231	(78)	(45,822)	7,430,456
Concession agreements – economic value	1,281,260	20,758	-	19	(11)	(14,759)	1,287,267
Program contracts	5,379,153	135,716	-	711	(69)	(43,099)	5,472,412
Program contracts – commitments	702,909	-	-	-	-	(6,735)	696,174
Services contracts – São Paulo	10,986,386	281,980	8,615	(5,563)	(85)	(124,470)	11,146,863
Software licenses	260,547	25,836	-	-	-	(10,366)	276,017
Total	25,979,526	571,144	8,615	(4,602)	(243)	(245,251)	26,309,189

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Notes to the Interim Financial Information

(c)         Construction services

	From January to March 2015
	Water supply	Sewage services	Total
Construction revenue	304,504	283,962	588,466
Construction costs incurred	298,596	277,780	576,376
Margin	5,908	6,182	12,090

	From January to March 2014
	Water supply	Sewage services	Total
Construction revenue	218,101	313,126	531,227
Construction costs incurred	214,138	306,334	520,472
Margin	3,963	6,792	10,755

(d)        General information

During the period ended March 31, 2015 there were no relevant changes in the criteria to account for intangible assets and types of contracts. See further information in Note 14 (d) to the Financial Statements as of December 31, 2014.

The Company has obligations recorded in “Program Contract– Commitments” in current liabilities in the amount of R$161,778 and R$189,551 on March 31, 2015 and December 31, 2014, respectively, and noncurrent liabilities in the amount of R$18,621 and R$18,208 on March 31, 2015 and December 31, 2014, respectively.

(e)         Capitalization of interest and other financial charges

From January to March 2015, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets totaling R$72,472 (R$38,148 from January to March 2014), during the period in which assets were recorded as works in progress.

(f)          Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. On March 31, 2015 and 2014 the margin was 2.3%.

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Notes to the Interim Financial Information

The construction margin for the period ended March 31, 2015 and 2014 was R$12,090 and R$10,755, respectively.

(g)         Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets. From January to March 2015, the total amount related to expropriations was R$ 6,762 ($3,968 from January to March 2014).

(h)        Public-Private-Partnership - PPP

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, , formed by Galvão Engenharia S/A. and Companhia Águas do Brasil – CAB Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of March 31, 2015 and December 31, 2014, the amounts recognized as intangible asset related to PPP were R$401,654 and R$404,447, respectively.

In relation to the obligations assumed by the Company on March 31, 2015 and December 31, 2014, the balances in current liabilities were R$38,508 and R$38,047, and under noncurrent liabilities were R$301,920 and R$307,991, respectively. The discount rate of 8.06% p.a. was adopted in the first quarter of 2015 to calculate this agreement’s present value.

São Lourenço Production System

SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed in August 2013, the public-private partnership agreements of the São Lourenço Production System.

The 25-year services agreement, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, works and maintenance of the São Lourenço Production System, has an estimated amount of R$6.0 billion, which started in April 2014.

On March 31, 2015 and December 31, 2014, the carrying amounts recorded in the Company’s intangible assets related to this PPP were R$51,928 and R$22,756, respectively, and the liabilities assumed totaling R$50,760 and R$22,245, respectively, were recorded under non-current liabilities.

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Notes to the Interim Financial Information

(i)          Works in progress

The amount of R$5,707 million is recorded as intangible assets from works in progress on March 31, 2015 (R$5,180 million on December 31, 2014), and in the period ended March 31, 2015, most of works are located in the municipalities of São Paulo, São José dos Campos and Praia Grande, totaling R$2,456 million, R$258 million and  R$257 million, respectively.

(j)          Amortization of intangible assets

The amortization average rate totaled 3.8% and 3.9% on March 31, 2015 and 2014, respectively.

(k)         Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module. The project is in progress.

14           Property, Plant and Equipment

(a)         Balance sheet balances

	March 31, 2015			December 31, 2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	100,533	-	100,533	100,533	-	100,533
Buildings	77,707	(32,190)	45,517	74,235	(31,720)	42,515
Equipment	301,006	(152,718)	148,288	299,921	(152,999)	146,922
Transportation equipment	12,978	(6,227)	6,751	14,051	(6,438)	7,613
Furniture, fixtures and equipment	18,151	(9,632)	8,519	16,556	(9,432)	7,124
Other	616	(503)	113	688	(550)	138
Total	510,991	(201,270)	309,721	505,984	(201,139)	304,845

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Notes to the Interim Financial Information

(b)         Changes

	December 31, 2014	Additions	Transfers	Write-offs and disposals	Depreciation	March 31, 2015
Land	100,533	-	-	-	-	100,533
Buildings	42,515	-	3,341	-	(339)	45,517
Equipment	146,922	8,202	458	(62)	(7,232)	148,288
Transportation equipment	7,613	136	(747)	-	(251)	6,751
Furniture and fixtures	7,124	64	1,573	(9)	(233)	8,519
Other	138	-	(23)	-	(2)	113
Total	304,845	8,402	4,602	(71)	(8,057)	309,721

(c)         Depreciation

The Company annually revises the depreciation rates of: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.3% and 10.9%, on March 31, 2015 and 2014, respectively.

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Notes to the Interim Financial Information

15           Loans and Financing

Loans and financing outstanding balance	March 31, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Domestic currency
10th issuance debentures	38,539	183,920	222,459	38,027	187,352	225,379
12th issuance debentures	45,450	419,793	465,243	45,450	431,174	476,624
14th issuance debentures	37,426	223,148	260,574	37,038	239,192	276,230
15th issuance debentures	94,819	687,642	782,461	94,819	761,497	856,316
16th issuance debentures	499,047	-	499,047	498,731	-	498,731
17th issuance debentures	140,144	951,248	1,091,392	-	1,067,760	1,067,760
18th issuance debentures	-	205,408	205,408	-	202,145	202,145
19th issuance debentures	-	497,986	497,986	-	497,793	497,793
Brazilian Federal Savings Bank	67,867	1,086,504	1,154,371	67,085	1,031,438	1,098,523
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	61,160	77,469	16,309	65,237	81,546
Brazilian Development Bank - BNDES PAC	10,287	74,409	84,696	10,287	76,975	87,262
Brazilian Development Bank - BNDES PAC II 9751	4,249	34,261	38,510	4,068	35,318	39,386
Brazilian Development Bank - BNDES PAC II 9752	2,300	25,300	27,600	1,725	25,875	27,600
Brazilian Development Bank - BNDES ONDA LIMPA	20,783	186,737	207,520	20,183	186,374	206,557
Brazilian Development Bank - BNDES TIETE III	-	237,425	237,425	-	187,420	187,420
Leasing	9,600	482,308	491,908	8,997	473,593	482,590
Others	660	1,736	2,396	716	1,886	2,602
Interest and charges	80,355	-	80,355	125,011	-	125,011
Total in domestic currency	1,067,835	5,358,985	6,426,820	968,446	5,471,029	6,439,475

PAGE: 50 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

Loans and financing outstanding balance	March 31, 2015			December 31, 2014
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 713 – US$75,293 thousand (US$75,293 thousand in December 2014)	80,513	161,026	241,539	66,664	133,329	199,993
Inter-American Development Bank - IDB 896 – US$5,555 thousand (US$5,555 thousand in December 2014)	8,910	8,911	17,821	7,377	7,378	14,755
Inter-American Development Bank - IDB 1212 – US$107,920 thousand (US$113,059 thousand in December 2014)	32,972	313,235	346,207	27,301	273,007	300,308
Inter-American Development Bank - IDB 2202 – US$369,847 thousand (US$347,190 thousand in December 2014)	-	1,177,615	1,177,615	-	914,189	914,189
International Bank for Reconstruction and Development -IBRD – US$45,860 thousand (US$45,860 thousand in December 2014)	-	146,758	146,758	-	121,447	121,447
Eurobonds – US$140,000 thousand (US$140,000 thousand in December 2014)	-	448,935	448,935	-	371,655	371,655
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2014)	-	1,118,076	1,118,076	-	924,741	924,741
JICA 15 – ¥ 16.710,235 thousand (¥ 17,286,450 thousand in December 2014)	30,828	416,171	446,999	25,619	358,659	384,278
JICA 18 – ¥ 15,024,320 thousand (¥ 15,542,400 thousand in December 2014)	27,717	373,883	401,600	23,034	322,166	345,200
JICA 17 – ¥ 1,342,753 thousand (¥ 1.029.992 thousand in December 2014)	-	35,464	35,464	-	22,437	22,437
JICA 19 – ¥ 18,514,876 thousand (¥ 14,208,068 thousand in December 2014)	-	493,679	493,679	-	314,526	314,526
BID 1983AB – US$154,231thousand (US$154,231 thousand in December 2014)	76,807	416,056	492,863	63,596	344,078	407,674
Interest and charges	52,651	-	52,651	25,089	-	25,089
Total in foreign currency	310,398	5,109,809	5,420,207	238,680	4,107,612	4,346,292

Total loans and financing	1,378,233	10,468,794	11,847,027	1,207,126	9,578,641	10,785,767

Quote on March 31, 2015 US$3.2080; ¥ 0.026750 (US$2.6562; ¥ 0.022230 on December 31, 2014).

On March 31, 2015, the Company did not record balances of loans and financing raised in 2014 to mature within 12 months.

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

Domestic currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issuance debentures	Own funds	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12thissuance debentures	Own funds	2025	TR + 9.5%
14thissuance debentures	Own funds	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15thissuance debentures	Own funds	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16thissuance debentures	Own funds	2015	CDI + 0.30% to 0.70%
17 [h] issuance debentures	Own funds	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3)
18th issuance debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
19th issuance debentures	Own funds	2017	CDI + 0.80% to 1.08%
Brazilian Federal Savings Bank	Own funds	2015/2037	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	Own funds	2028	1.66% + TJLP
Leasing		2035	7.73% to 10.12%	IPC
Others	Own funds	2015/2018	TJLP + 2% (Fehidro) and 12% (Presidente Prudente)	TR

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

Foreign currency	Guarantees	Maturity	Annual interest rates	Foreign exchange variation

Inter-American Development Bank - IDB 713 – US$75,293 thousand	Federal Government	2017	3.27%	US$
Inter-American Development Bank - IDB 896 - US$5,555 thousand	Federal Government	2016	3.00%	US$
Inter-American Development Bank - IDB 1212 - US$107,920 thousand	Federal Government	2025	2.34%	US$
Inter-American Development Bank - IDB 2202 - US$369,847 thousand	Federal Government	2035	1.15%	US$
International Bank for Reconstruction and Development - IBRD US$45,860 thousand	Federal Government	2034	0.53%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥ 16,710,235 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 18– ¥ 15,024,320 thousand	Federal Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥ 1,342,753 thousand	Federal Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥ 18,514,876 thousand	Federal Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$154,231 thousand	-	2023	2.49% to 2.99%	US$

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

(i)   Payment schedule – accounting balances on March 31, 2015

	2015	2016	2017	2018	2019	2020	2021 to 2037	Total
In domestic currency
Debentures	583,721	358,731	882,386	586,620	671,375	373,214	568,523	4,024,570
Brazilian Federal Savings Bank	50,619	70,342	74,573	78,737	82,115	85,895	712,090	1,154,371
BNDES	40,446	68,781	73,732	73,732	73,733	56,117	286,679	673,220
Leasing	8,469	18,858	19,911	21,055	22,298	24,362	376,955	491,908
Other	507	639	720	530	-	-	-	2,396
Interest and other charges	62,013	18,342	-	-	-	-	-	80,355
Total in domestic currency	745,775	535,693	1,051,322	760,674	849,521	539,588	1,944,247	6,426,820
In foreign currency
IDB	105,909	122,396	175,931	95,418	95,418	95,418	1,092,692	1,783,182
IBRD	-	-	-	-	4,904	9,808	132,046	146,758
Eurobonds	-	448,935	-	-	-	1,118,076	-	1,567,011
JICA	29,273	58,545	59,516	60,486	87,258	87,258	995,406	1,377,742
IDB 1983AB	76,807	76,807	76,807	76,535	56,757	56,029	73,121	492,863
Interests and other charges	51,031	1,620						52,651
Total in foreign currency	263,020	708,303	312,254	232,439	244,337	1,366,589	2,293,265	5,420,207

Overall Total	1,008,795	1,243,996	1,363,576	993,113	1,093,858	1,906,177	4,237,512	11,847,027

PAGE: 54 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

(i)          Main events in the quarter

(a)         BNDES

Funding in the first quarter totaled R$56,000, referring to agreements 12.2.138.1 (BNDES Tiete III) and 09.2.1535.1 (BNDES Onda Limpa).

(b)         BID

Funding in the first quarter totaled R$62,419, referring to agreement 2202 (BID 2202).

(c)         JICA

Funding in the first quarter totaled R$123,808, referring to agreements BZ-P17 (JICA 17) and BZ-P19 (JICA 19).

(d)        Foreign exchange variation

The US dollar increased 20.8%, from R$2.6562 on December 31, 2014 to R$3.2080 on March 31, 2015, increasing debt by R$686,590. The Yen increased 20.3%, from R$0.02223 on December 31, 2014 to R$0.02675 on March 31, 2015, increasing debt by R$213,910.

(e)         Leasing

On January 15, 2015, the São José dos Campos Sanitary Sewage System started and the corresponding amount on March 31, 2015 is R$97,981.

(ii)        Covenants

On March 31, 2015, the Company had met the requirements set forth by its loan and financing agreement, except for the ratio applicable to agreements with the BNDES, adjusted net debt/ adjusted EBITDA ratio, which should be equal to or less than 3.00, and its default will be characterized when this ratio is not reached for, at least, two quarters, consecutive or not, within a 12-month period. On March 31, 2015 and December 31, 2014, the ratios were 3.09 and 3.17, respectively.

With this ratio’s default, SABESP must provide guarantee by maintaining funds totaling approximately R$250,000 in a restricted bank account, which must occur within 30 days as of the publication of interim financial information as of March 31, 2015.

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Notes to the Interim Financial Information

(a)         AB Loan (IADB 1983AB)

The balance stated is net of borrowing costs amounting to R$1,910 (R$1,994 on December 31,2014), which will be amortized during the same maturity period of each contract.

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over EBITDA, determined on a consolidated basis, must be lower than 3.65.

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the IDB through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

(iii)     Loans and financing contracted and not yet used

Agent	March 31, 2015
(in millions of reais (*))
Brazilian Federal Savings Bank	2,278
Brazilian Development Bank – BNDES	1,872
Inter-American Development Bank – IDB	738
Japan International Cooperation Agency – JICA	533
International Bank for Reconstruction and Development - IBRD	174
Others	78
Total	5,673

(*)Closing quote of 3/31/2015 (US$1.00 = R$3.2080; ¥ 1.00 = R$0.02675).

For more information on loans and financing, see Note 16 to the Annual Financial Statements as of December 31, 2014.

PAGE: 56 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

16           Taxes Payable

(a)         Current assets

	March 31, 2015	December 31, 2014
Recoverable taxes
Cofins and Pasep	-	10,121
Income tax and social contribution	153,110	132,447
Withholding income tax (IRRF) on financial investments	12,306	3,718
Other federal taxes	8,987	2,313
Other municipal taxes	169	169
Total	174,572	148,768

The increase in recoverable taxes is mainly due to increase in “Income tax and social contribution” item, due to tax loss verified in the first quarter of 2015.

(b)         Current liabilities

	March 31, 2015	December 31, 2014
Taxes and contributions payable
Cofins and Pasep	7,569	-
INSS(Social Security contribution)	32,891	33,324
IRRF(withholding income tax)	912	17,377
Other	19,666	23,437
Total	61,038	74,138

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

17      Deferred Taxes and Contributions

(a)        Balance sheet balances

	March 31, 2015	December 31, 2014
Deferred income tax assets
Provisions	489,795	524,728
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	233,993	229,266
Donations of underlying assets on concession agreements	47,582	45,742
Allowance for loan losses	230,356	222,587
Tax losses	186,313	-
Other	118,188	112,566
Total deferred tax assets	1,391,498	1,220,160

Deferred income tax liabilities
Temporary difference on concession intangible assets	(551,619)	(559,411)
Capitalization of borrowing costs	(265,420)	(253,581)
Profit on supply to governmental entities	(87,044)	(87,092)
Actuarial gain/loss – G1 Plan	(2,514)	(2,514)
Other	(107,747)	(108,084)
Total deferred tax liabilities	(1,014,344)	(1,010,682)

Deferred tax asset, net	377,154	209,478

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

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Notes to the Interim Financial Information

(b)        Changes

Deferred income tax assets	December 31, 2014	Net Change	March 31, 2015
Provisions	524,728	(34,933)	489,795
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	229,266	4,727	233,993
Donations of underlying assets on concession agreements	45,742	1,840	47,582
Credit losses	222,587	7,769	230,356
Tax losses	-	186,313	186,313
Other	112,566	5,622	118,188
Total	1,220,160	171,338	1,391,498

Deferred income tax liabilities
Temporary difference on concession intangible assets	(559,411)	7,792	(551,619)
Capitalization of borrowing costs	(253,581)	(11,839)	(265,420)
Profit on supply to governmental entities	(87,092)	48	(87,044)
Actuarial gain/loss –G1	(2,514)	-	(2,514)
Other	(108,084)	337	(107,747)
Total	(1,010,682)	(3,662)	(1,014,344)

Deferred tax asset, net	209,478	167,676	377,154

Deferred tax assets	December 31, 2013	Net change	March 31, 2014
Provisions	506,568	(22,663)	483,905
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	215,187	3,689	218,876
Donations of underlying assets on
concession agreements	43,901	135	44,036
Credit losses	172,482	15,206	187,688
Other	87,266	21,963	109,229
Total	1,110,675	18,330	1,129,005
Deferred tax liabilities
Temporary difference on intangible asset
concession	(595,285)	7,901	(587,384)
Capitalization of borrowing costs	(200,343)	(4,832)	(205,175)
Profit on supply to governmental entities	(81,711)	(3,366)	(85,077)
Actuarial gains(losses)– G1	(32,405)	-	(32,405)
Other	(86,901)	(3,754)	(90,655)
Total	(996,645)	(4,051)	(1,000,696)
Deferred tax assets, net	114,030	14,279	128,309

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ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

(c)         Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	January to March 2015	January to March 2014
Profit before income taxes	150,502	740,024
Statutory rate	34%	34%

Estimated expenses at statutory rate	(51,171)	(251,608)
Permanent differences
Provision - Law 4,819/58 (i)	(14,654)	(12,716)
Donations	(73)	(2,172)
GESP Agreement (Note 9(b))	236,736	-
Other differences	(3,162)	4,058

Income tax and social contribution	167,676	(262,438)

Current income tax and social contribution	-	(276,717)
Deferred income tax and social contribution	167,676	14,279
Effective rate	111%	36%

(i) Permanent difference related to the provision for actuarial liability (Note 19 (b) (iii)).

PAGE: 60 of 80

ITR - Quarterly Information Form - 03/31/2015 - CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	Version: 1
Notes to the Interim Financial Information

18                Provisions

(a)    Lawsuits with probable likelihood of loss

(i)  Financial position balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	March 31, 2015	Provisions	Escrow deposits	March 31, 2014
Customer claims (i)	591,423	(119,275)	472,148	638,637	(114,463)	524,174
Supplier claims (ii)	268,951	(201,916)	67,035	260,854	(195,478)	65,376
Other civil claims (iii)	121,387	(11,674)	109,713	126,403	(9,990)	116,413
Tax claims (iv)	57,144	(629)	56,515	55,554	-	55,554
Labor claims (v)	215,965	(2,502)	213,463	235,466	(2,233)	233,233
Environmental claims (vi)	185,702	(834)	184,868	226,404	(807)	225,597

Total	1,440,572	(336,830)	1,103,742	1,543,318	(322,971)	1,220,347

Current	601,926	-	601,926	625,092	-	625,092
Noncurrent	838,646	(336,830)	501,816	918,226	(322,971)	595,255

(ii)     Changes

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Amounts from provision	Amounts not used (reversal)	March 31, 2015
Customer claims (i)	638,637	9,893	27,167	(14,278)	(69,996)	591,423
Supplier claims (ii)	260,854	583	8,869	(1,123)	(232)	268,951
Other civil claims (iii)	126,403	4,093	5,610	(6,251)	(8,468)	121,387
Tax claims (iv)	55,554	730	2,426	(212)	(1,354)	57,144
Labor claims (v)	235,466	11,872	4,962	(7,124)	(29,211)	215,965
Environmental claims (vi)	226,404	5,342	6,845	-	(52,889)	185,702
Subtotal	1,543,318	32,513	55,879	(28,988)	(162,150)	1,440,572
Escrow deposits	(322,971)	(7,080)	(11,157)	3,987	391	(336,830)
Total	1,220,347	25,433	44,722	(25,001)	(161,759)	1,103,742

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Notes to the Interim Financial Information

(b)         Explanation on the nature of main classes of lawsuits

(i)        Customer claims

Approximately 1,220 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 60 lawsuits where customers plead the reduction in tariff under the category as “Social Welfare Entity”. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The decrease of R$52,026 in the lawsuits classified as probable loss (net of escrow deposits) is mainly related to revisions of expectations caused by favorable decisions to the Company.

(ii)        Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable.

(iii)     Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses.

(iv)       Tax claims

Tax claims refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss.

(v)         Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable or possible loss. The Company recognized a provision for claims which likelihood of loss is considered probable. The decrease of R$19,770 in lawsuits with probable chances of losses (net of escrow deposits) is mainly related to reversals of provisions referring to settlements in the Company’s administrative proceedings.

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Notes to the Interim Financial Information

(vi)       Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The decrease of R$40,729 in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the change in amount of a lawsuit due to the expectation of settlement with the parties involved.

(c)         Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded. Liability contingencies classified as possible loss represent the amount of approximately R$4,415,600 on March 31, 2015 (December/2014 – R$3,779,100). The main variations refer to two new lawsuits (environmental and labor), totaling R$276,225 and R$98,279, respectively. The amounts considered for reporting purposes are the amounts questioned by adverse parties, which is not possible estimate the amounts involved for the Company, due to the initial phase of  lawsuit.

(d)        Lawsuits with settlements made in 2015

During the first quarter of 2015, the Company made several judicial and administrative settlements, and the main totaled R$194,348. Of this amount, R$189,475 refer to works and R$4,873 refer to environmental compensation, the latter, recorded as “other liabilities”, in the statement of financial position. The balance payable on March 31, 2015, referring to these environmental liabilities is R$22,676.

Other information is stated in Note 19 to the Annual Financial Statements as at December 31, 2014.

19                Employee Benefits

(a)         Health benefit plan

The health benefit plan is managed by Fundação Sabesp de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.   Company: 7.3% on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of payroll, on average.

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Notes to the Interim Financial Information

(b)                   Pension plan benefits

Amounts recorded in the statement of financial position
Funded plan – G1
Pension plan liabilities on December 31, 2014	676,071
Expenses recognized in 2015	19,949
Payments made in 2015	(6,043)
Pension plan liabilities on March 31, 2015 (i)	689,977

Unfunded plan – G0
Pension plan liabilities on December 31, 2014	2,053,527
Expenses recognized in 2015	61,965
Payments made in 2015	(33,884)
Pension plan liabilities on March 31, 2015 (iii)	2,081,608

Total	2,771,585

(i)Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•    1.19% of the portion of the salary of participation up to 20 salaries; and

•    10.13% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of March 31, 2015, SABESP had a net actuarial liability of R$689,977 (R$676,071 on December 31, 2014) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

(ii)    Private pension plan benefits – Defined contribution

On March 31, 2015, Sabesprev Mais plan, based on defined contribution, had 5,298 active and assisted participants (5,188 in December 2014).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

On March 31, 205, the commitment to all participants who migrated to the Sabesprev Mais plan amounted to R$8,716 (R$9,214 on December 31, 2014) referred to active participants.

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Notes to the Interim Financial Information

(iii) Plan G0

Pursuant to Law 4,819/58, employees who started services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from shareholder, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of March 31, 2015, the Company recorded a defined benefit obligation for Plan G0 of R$2,081,608 (R$2,053,527 on December 31, 2014).

(c)    Profit sharing

The Company recorded as reference to the 2015 Profit Sharing Program, the amount corresponding to one-month salary for each employee, depending on the establishment goals. From January to March 2015 and 2014, R$17,307 and R$17,212, respectively were accrued.

20               Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government. The balances on March 31, 2015 and December 31, 2014 were R$402,830 and R$318,973, respectively.

21                Equity

(a)    Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 in December 2014), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of March 31, 2015 (683,509,869 in December 31, 2014), held as follows:

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Notes to the Interim Financial Information

	March 31, 2015		December 31, 2014
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50.26%	343,524,285	50.26%
Brazil Clearing and Depository Corporation - CBLC	173,874,972	25.44%	169,000,272	24.73%
The Bank Of New York ADR Department (equivalent in shares) (*)	164,002,302	23.99%	170,351,902	24.92%
Other	2,108,310	0.31%	633,410	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*) Each ADR corresponds to 1 share.

The Annual Shareholders’ Meeting held on April 30, 2015 approved the distribution of dividends as interest on shareholders’ equity amounting to R$252,304 and the transfer to Investments Reserve of retained earnings balances totaling R$605,530.

Further information about equity, such as shareholder’ compensation, dividends and purpose of reserves, can be found in Note 22 to the Annual Financial Statements as of December 31, 2014.

22         Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	January to March 2015	January to March 2014

Income attributable to the Company’s shareholders	318,178	477,586
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	0.46551	0.69873

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Notes to the Interim Financial Information

23         Business segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

	January to March 2015
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	1,129,628	874,864	588,466	2,592,958
Gross sales deductions	(70,059)	(54,258)	-	(124,317)
Net operating income	1,059,569	820,606	588,466	2,468,641
Costs, selling and administrative expenses	(500,765)	(288,409)	(576,376)	(1,365,550)
Income from operations before other operating expenses, net and equity accounting	558,804	532,197	12,090	1,103,091
Other operating income (expenses), net				32,057
Equity accounting				1,114
Financial result, net				(985,760)
Income from operations before taxes				150,502
Depreciation and amortization	141,524	111,784	-	253,308

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Notes to the Interim Financial Information

	January to March 2014
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	1,340,077	1,104,354	531,227	2,975,658
Gross sales deductions	(100,723)	(83,005)	-	(183,728)
Net operating income	1,239,354	1,021,349	531,227	2,791,930
Costs, selling and administrative expenses	(929,741)	(585,775)	(520,472)	(2,035,988)
Income from operations before other operating expenses, net and equity accounting	309,613	435,574	10,755	755,942
Other operating income (expenses), net				(43,069)
Equity accounting				(368)
Financial result, net				27,519
Income from operations before taxes				740,024
Depreciation and amortization	145,136	115,122	-	260,258

Explanation on the reconciliation items for the financial statements: the impacts on gross operating income and in costs are as follows:

	January to March 2015	January to March 2014

Gross revenue from construction recognized under ICPC 1 (R1) (a)	588,466	531,227
Construction costs recognized under ICPC 1 (R1) (a)	(576,376)	(520,472)

Construction margin	12,090	10,755

(a) Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 13 (c) and (f).

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Notes to the Interim Financial Information

24               Operating Revenue

(a)       Revenue from water and sewage services:

	January to March 2015	January to March 2014

Metropolitan region of São Paulo	1,301,350	1,729,248
Regional Systems (i)	703,142	715,183
Total (ii)	2,004,492	2,444,431

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)The gross operating revenue from sale of products and services decreased 18% on March 31, 2015, compared to same period of 2014. The decrease is, due to the 11.7% drop in the water and sewage total billed volume, from January to March 2015, when compared to same period of 2014. In addition, the amount of R$211,235 related to bonus, contributed to the decrease of revenue. On the other hand, there was a positive impact of 5.22%, referring to the tariff adjustment in December 2014, besides the R$79,271, related to contingency tariff, both from January to March 2015.

* Bonus: SABESP’s Incentive Program for Reduction of Water Consumption

•       Bonus effectiveness is postponed

By means of Resolution 536 of December 18, 2014, ARSESP authorized the postponement of the Incentive Program for Reduction Water Consumption’s effectiveness until the end of 2015 or until the reservoir levels are regularized, whichever occurs first.

•       Adoption of contingency tariff

On January 7, 2015, ARSESP published Resolution 545, through which it authorizes the contingency tariff to the users whose monthly consumption exceeds the average seen in the period between February 2013 and January 2014, as follows:

(i)        40% addition over the tariff amount, applicable to the water consumption that exceeds until 20% of average; or

(ii)      100% addition over the tariff amount, applicable to the water consumption that exceeds more than 20% of average.

All the users are subject to the contingency tariff, including those with firm demand contracts, except for the following cases:

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Notes to the Interim Financial Information

(i)        those with water monthly consumption lower than or equal to 10 m³; and

(ii)      hospitals, first-aid clinics, nursing homes, police stations, prisons, detention facilities and centers of Fundação CASA (social and educational treatment center for adolescents).

The contingency tariff will take effect for consumption measured as of the publication of Resolution until December 31, 2015 and shall only apply to the municipalities’ users:

(i)        where the regulation and inspection of sanitation services are the responsibility of ARSESP; and

(ii)      who have been included in the SABESP’s Incentive Program to Reduce Water Consumption.

(b)       Reconciliation between gross operating income and net operating income:

	January to March 2015	January to March 2014

Revenue from water and sewage services	2,004,492	2,444,431
Construction revenue (Note 13 (c))	588,466	531,227
Sales tax	(124,317)	(183,728)
Net revenue	2,468,641	2,791,930

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Notes to the Interim Financial Information

25               Operating Costs and Expenses

	January to March 2015	January to March 2014
Operating costs
Salaries and payroll charges	365,723	344,299
Pension obligations	14,521	11,769
Construction costs (Note 13 (c))	576,376	520,472
General supplies	47,178	44,950
Treatment supplies	72,319	69,654
Outsourced services	203,695	200,473
Electricity	158,618	139,690
General expenses	85,560	107,980
Depreciation and amortization	234,687	239,430

	1,758,677	1,678,717
Selling expenses
Salaries and payroll charges	56,174	54,872
Pension obligations	1,885	1,553
General supplies	1,003	1,099
Outsourced services	56,207	62,129
Electricity	169	166
General expenses	19,227	19,286
Depreciation and amortization	2,473	2,799
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	47,343	14,693

	184,481	156,597
Administrative expenses
Salaries and payroll charges	48,391	42,137
Pension plan	47,841	42,108
GESP reimbursement– benefits paid (Note 9 (b))	(696,283)	-
General supplies	462	1,048
Outsourced services	35,998	52,058
Electricity	282	162
General expenses	(50,385)	25,403
Depreciation and amortization	16,148	18,029
Tax expenses	19,938	19,729

	(577,608)	200,674
Operating costs and expenses
Salaries and payroll charges	470,288	441,308
Pension plan	64,247	55,430
GESP reimbursement– benefits paid (Note 9 (b))	(696,283)	-
Construction costs (Note 13 (c))	576,376	520,472
General supplies	48,643	47,097
Treatment supplies	72,319	69,654
Outsourced services	295,900	314,660
Electricity	159,069	140,018
General expenses	54,402	152,669
Depreciation and amortization	253,308	260,258
Tax expenses	19,938	19,729
Allowance for doubtful accounts, net of recoveries (Note 8 (c))	47,343	14,693

	1,365,550	2,035,988

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Notes to the Interim Financial Information

26               Financial Expenses and Income

	January to March 2015	January to March 2014
Financial expenses
Interest and charges on loans and financing – local currency	(86,663)	(82,209)
Interest and charges on loans and financing – foreign currency (i)	(30,467)	(24,343)
Other financial expenses	(22,617)	(21,031)
Income tax over international remittance	(3,913)	(2,585)
Inflation adjustment on loans and financing (ii)	(56,141)	(33,054)
Inflation adjustment on Sabesprev Mais deficit	(432)	(339)
Other inflation adjustments	(4,391)	(2,491)
Interest and inflation adjustments on provisions (iii)	(999)	(19,946)
Total financial expenses	(205,623)	(185,998)

Financial income
Inflation adjustment gains	30,313	25,344
Income on short-term investments	47,032	47,706
Interest and other income	26,484	23,802
Total financial income	103,829	96,852

Financial, net before foreign exchange variations	(101,794)	(89,146)

Net foreign exchange gains (losses)
Foreign exchange change on loans and financing (iv)	(884,418)	117,036
Other foreign exchange variations	(107)	(27)
Foreign exchange gains	559	(344)
Foreign exchange variations, net	(883,966)	116,665

Financial, net	(985,760)	27,519

(i)        The increase in expenses related to foreign currency-denominated loans and financing interest mainly reflect the increased balance of debt due to the 20.7% and 20.3% appreciation of the US dollar and the Yen against Real, in the first quarter of 2015, when compared to depreciation of currencies in the first quarter of 2014, 3.4% and 1.6%, respectively.

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Notes to the Interim Financial Information

(ii)      The monetary variation derives from increase in the indexes defined in the loan agreements, such as, TR and IPCA, which were 0.2% and 3.8%, respectively, in the first quarter of 2015 (0.2% and 2.2%, respectively, in same period of 2014). The exposures to these rates are shown in Note 4.1 (d).

(iii)    The variation is mainly due to reversal of inflation adjustment of customers’ lawsuits and environmental claims, due to settlements and the amendment in the chances of losses in these lawsuits, due to favorable decisions to the Company.

(iv)     The increase in expenses mainly derives from appreciation of the US dollar and Yen in the first quarter of 2015, of 20.7% and 20.3%, respectively, compared to a depreciation of 3.4% and 1.6%, respectively, in the same period of 2014.

27                Other operating income (expenses), net

	January to March 2015	January to March 2014

Other net operating income (i)	29,283	16,507
Other operating expenses (ii)	2,774	(59,576)

Other net operating income (expenses), net	32,057	(43,069)

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, electricity selling right, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

(i)        Other operating income increased by R$12.8 million, mainly due to revenue from the electricity selling right at the Chamber of Trade of Electricity, this increase was partially offset by a revenue decreased with the Water Rational Use Program (PURA).

Other operating expenses consist mainly of write-off of concessions due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(ii)      The variation in other operating expenses is due to the decrease in expenses with provision for hydrometer losses in 2015 and the provision for losses with works, projects, hydrometer and accounts receivable with the municipality of Diadema recorded in 2014.

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Notes to the Interim Financial Information

28               Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of March 31, 2015:

	April to December 2015	2016 – 2017	2018 – 2019	2020 onwards	Total
Contractual obligations
Expenses	929,719	995,838	264,519	4,225,624	6,415,700
Contractual obligations Investments	1,255,891	1,730,408	125,651	2,186,389	5,298,339
Total	2,185,610	2,726,246	390,170	6,412,013	11,714,039

The main commitment refers to São Lourenço PPP. See Note 13 (h).

29               Additional information on cash flows

	January to March 2015	January to March 2014

Total additions of intangible assets (Note 13)	571,144	662,078

Items not affecting cash (see breakdown below)	(51,185)	(151,638)

Total additions to intangible assets as per statement of cash flows	519,959	510,440

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (e))	72,472	38,148
Contractors payable	(73,397)	(39,372)
Program contract commitments	-	117,751
Public-Private-Partnership (Note 13 (h))	28,515	-
Leasing	11,505	24,356
Construction margin (Notes 13 (f) and 23)	12,090	10,755
Total	51,185	151,638

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Notes to the Interim Financial Information

30               Events after the reporting period

•    Tariff revision

On May 4, 2015, ARSESP published two resolutions:

• Resolution 560, which authorized a 7.7875% adjustment over current tariffs, composed of:

a)      2015 annual tariff adjustment of 7.1899%, calculated based on the 8.1285% variation of IPCA from March 2014 to March 2015, less the efficiency factor (X factor) of 0.9386%; and

b)  additional adjustment of 0.5575%, due to the postponment to apply the Ordinary Tariff Revision, authorized for May 2014 but only applied in December 2014, when it was partially offset.

•Resolution 561, which established the 6.9154% index referring to SABESP’s Extraordinary Tariff Revision applicable over the tariffs authorized on this date by ARSESP Resolution nº 560, mentioned above.

These two tariff adjustments, accumulated, result in an index of 15.24%, applicable 30 days after their publication in the State Official Gazette.

•    Water Supply and Sewage Services Agreement

On May 7, 2015, the Company formalized the Water Supply and Sewage Services Agreement with the municipalities of Barueri and Mairiporã for a 30-year term.

•    CTEEP’s shares are received

On May 12, 2015, the Company received the transfer of 2,221,000 shares of Companhia de Transmissão de Energia Elétrica Paulista – CTEEP, referring to the first twenty-four installments of the Agreement with the São Paulo State Government, as per Note 9 (b).

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Comments on the Company’s Projections

Comments on the Company’s projections

The projections presented in the reference form are annual and not on a quarterly basis. Therefore, the quarterly comparison between the information disclosed in the reference form with quarterly results shall not apply.

The projections monitoring occurs on an annual basis and are disclosed in the reference form.

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Other Information Deemed as Relevant by the Company

1.         CHANGES IN INTEREST HELD BY CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 3/31/2015
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,285	50.3%	343,524,285	50.3%
Management
Board of Directors	-	-	-	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,524,285	50.3%	343,524,285	50.3%

Outstanding shares	339,985,584	49.7%	339,985,584	49.7%

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Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as at 3/31/2014
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling shareholder
Treasury Department	343,524,258	50.3%	343,524,258	50.3%
Management
Board of Directors	1,515	-	1,515	-
Executive Officers	-	-	-	-

Fiscal Council	-	-	-	-

Treasury shares	-	-	-	-

Other shareholders

Total	343,525,773	50.3%	343,525,773	50.3%

Outstanding shares	339,984,096	49.7%	339,984,096	49.7%

2.         SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as at 3/31/2015 (shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,524,285	50.3	343,524,285	50.3

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Reports and Statements / Unqualified Report on Special Review

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) included in the Quarterly Information Form (ITR), for the quarter ended March 31, 2015, which comprises the financial position as of March 31, 2015 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and in accordance with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

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Other matters

Statements of value added

We have also reviewed the statements of value added (DVA) for the three-month period ended March 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information - ITR and considered as supplemental information by IFRSs, which does not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 14, 2015

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 1, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.